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                       SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of October 1999



                          PEAK INTERNATIONAL LIMITED
                         ----------------------------
                          (Exact Name of Registrant)

                   Units 3, 4, 5 and 7,  37/th/ Floor, Cable
                      TV Tower, 9 Hoi Shing Road,  Tsuen
                              Wan N.T., Hong Kong
                          ----------------------------
                   (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                Form 20-F  X     Form 40-F
                          ---              ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes              No   X
                   ----             -----
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          On July 29, 1999, Peak International Limited, a Bermuda corporation,
("We" or the "Company"), filed a Form 6-K covering the first quarter of its fiscal year 2000, the quarter ended June 30, 1999. The Form 6-K reported, among other things, an unaudited consolidated balance sheet for March 31, 1999 and June 30, 1999. Since then, we have made various post balance sheet event adjustments to the March 31, 1999 balance sheet figures originally reported in the Form 6-K. These are reflected in our 1999 Annual Report on Form 20-K (the"Annual Report") with the Securities and Exchange Commission, filed September 23, 1999, which includes an updated balance sheet for the Company's 1999 fiscal year ending on March 31, 1999, incorporating the various post balance sheet event adjustments. Consequently, the June 30, 1999 balance sheet figures originally stated in the Form 6-K, dated July 29, 1999, need to be updated. Attached as Exhibit 99.1 to this filing is a revised consolidated balance sheet for the quarter ended June 30, 1999, which replaces the balance sheet for that date filed as an exhibit to the Form 6-K filing on July 29, 1999.

          The Company files the following exhibit as part of this Report:

          Exhibit 99.1 Copy of a revised consolidated balance sheet for June 30, 1999.

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          Pursuant to the requirements of the Securities and Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    PEAK INTERNATIONAL LIMITED

Date:  October 18, 1999             By: /s/ Calvin L. Reed
                                        -------------------------------------
                                        Calvin L. Reed
                                        President and Chief Executive Officer

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